Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Compton Petroleum announces management changes

     CALGARY, June 8 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE -
CMZ) wishes to announce the resignation of Mr. Gary Follensbee, Vice
President, Engineering & Exploitation, effective June 30, 2009. The Company also announces that Ms. Shannon Ouellette has joined Compton in a new position as Vice President, Operations & Development, effective today.
     Ms. Ouellette brings extensive experience in operations and asset development through her 17 years experience in the petroleum industry.
Previously, she was Vice President, Operations at TAQA North Ltd. where she managed all field operations and played a leading role in integrating the TAQA
North and PrimeWest Energy Inc. ('PrimeWest') assets. Her operational experience also includes managing the PrimeWest and Shiningbank Energy Income
Fund assets post merger. Prior to that, Ms. Ouellette was responsible for leading various operational teams as Team Manager at PrimeWest. Her career also includes field based production engineering positions at Suncor Energy
Inc. and Amerada Hess Canada.
     She holds a Bachelor of Science in Chemical Engineering as well as a
Masters of Engineering, both from the University of Calgary. Ms. Ouellette is a professional engineer and is a member of the Association of Professional
Engineers, Geologists and Geophysicists of Alberta.
     "I'm glad to welcome Shannon Ouellette to Compton," said Tim Granger,
President and Chief Executive Officer. "Shannon's operational and engineering expertise along with her business acumen will prove beneficial as we work on optimizing the value of our assets going forward. With this latest addition, we have the core management team in place to provide strategic direction and maximize future value for shareholders."
     Mr. Granger continued, "I would like to sincerely thank Gary for his contribution to Compton over the past 10 years. His role in the development of the Company is greatly appreciated and on behalf of the Board and the Company,
I wish him well in his future endeavors."
     In addition, the Company would like to report that it received notice from the New York Stock Exchange that it is in compliance with listing standards as set out by the Exchange; specifically, that the average closing price of Compton's securities were greater than US$1.00 over a consecutive thirty trading day period. As such, the Company is no longer considered to be below the US$1.00 continued listing criterion as described in Compton's news release of January 23, 2009.

     Forward-Looking Statements

     Certain information regarding the Company contained herein constitutes forward-looking information and statements and financial outlooks
(collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National
Instrument 51-102 Continuous Disclosure Obligations and the United States
Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures,
(ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to
"reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.
     The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's changes in management. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The
Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

     About Compton Petroleum Corporation

     Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

     %CIK: 0001043572

     /For further information: Susan J. Soprovich, Director, Investor
Relations, Ph: (403) 668-6732, Fax: (403) 237-9410, Email:
investorinfo(at)comptonpetroleum.com, Website: www.comptonpetroleum.com/
     (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 08:00e 08-JUN-09